

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

James Black
Senior Vice President and General Counsel
Terran Orbital Corp
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, Florida, 33487

> **Re: Terran Orbital Corp**
> **Registration Statement on Form S-3**
> **Filed April 3, 2023**
> **File No. 333-271093**

Dear James Black:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing